[SRZ LETTERHEAD]








                                July 17, 2009





VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

                 Re:  Madison Avenue Global Fund
                      Registration Statement on Form N-2
                      (811-22312, 333-           )


Ladies and Gentlemen:

          On behalf of Madison Avenue Global Fund (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Notification of Registration on Form N-8A, and pursuant to the 1940 Act and the Securities Act of 1933, as amended (the "1933 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The applicable filing fee covering the shares of beneficial interest of the Fund ("Shares") being registered under the 1933 Act has been separately transmitted to the Commission.

          The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

          The Fund is seeking to commence its initial offering of Shares on or about October 1, 2009. Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before September 10, 2009.

Securities and Exchange Commission
July 17, 2009
Page 2




          In an effort to help expedite your review, we note that the Fund is similar to Advantage Advisers Multi-Sector Fund I (File Nos. 811-10473 and 333-67926) ("Multi-Sector"), particularly with respect to the portion of Multi-Sector's portfolio managed by Alkeon Capital Management, L.L.C. In addition, the fee structure, shareholder qualification terms and liquidity rights are similar to those provided in the prospectus for Central Park Group Multi-Event Fund (File Nos. 811-21984 and 333-139002).

          Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                              Very truly yours,


                                              /s/ George M. Silfen
                                              --------------------
                                              George M. Silfen